EXHIBIT 12.1
Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2008	2009	2010	(a)	2011	(b)	2012
Earnings available for fixed charges, as defined:
Net income from continuing operations attributable to Ameren Corporation	$181,189	$367,827	$483,414		$417,596		$517,398
Tax expense (benefit) based on income	128,160	154,369	273,927		245,191		308,590
Fixed charges excluding preferred stock dividends tax adjustment (c)	393,395	465,523	458,490		427,593		422,264
Earnings available for fixed charges, as defined	$702,744	$987,719	$1,215,831		$1,090,380		$1,248,252
Fixed charges, as defined:
Interest expense on short-term and long-term debt (c)	$359,414	$427,663	$426,666		$397,618		$389,496
Estimated interest cost within rental expense	5,331	7,211	7,476		7,193		7,024
Amortization of net debt premium, discount, and expenses	18,293	20,775	16,070		16,754		19,301
Subsidiary preferred stock dividends	10,357	9,874	8,278		6,028		6,443
Adjust preferred stock dividends to pretax basis	6,989	6,279	4,942		3,859		4,032
Total fixed charges, as defined	$400,384	$471,802	$463,432		$431,452		$426,296
Consolidated ratio of earnings to fixed charges	1.76	2.09	2.62		2.53		2.93

(a)
In 2010, Ameren Corporation recorded an impairment charge of $64 million related to the Meredosia energy center. See Note 17 - Impairment and Other Charges under Exhibit 99.4, Item 8 of this current report on Form 8-K for additional information.

(b)
In 2011, Ameren Corporation recorded a charge to earnings of $123 million related to an Ameren Missouri loss on regulatory disallowance and charges related to the closure of the Meredosia and Hutsonville energy centers. See Note 17 - Impairment and Other Charges under Exhibit 99.4, Item 8 of this current report on Form 8-K for additional information.

(c)	Includes interest expense related to uncertain tax positions.